YUKON-NEVADA GOLD CORP. REPORTS MORE IMPORTANT RESULTS
AT SSX MINE, JERRITT CANYON

Vancouver, Canada – January 14, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces results of its exploration drilling in the SSX Mine/Steer Mine area at its wholly owned, gold production Jerritt Canyon property in Nevada, USA.

SSX Mine 2007 Drilling Update

Drilling with underground diamond drills (core) and reverse circulation (RC) has continued to extend and identify new resources within the SSX – Steer Mine Complex. From January 1 to November 30, 405 resource conversion holes (including both RC and core) were drilled totaling 69,547 feet (21,198 meters).

All intercepts reported in this News Release are outside the resource boundaries as estimated at year-end 2006 and therefore represent additions to mineralization.

Zone 7 - Steer Resource

Early in the year several RC holes were drilled into an inferred resource in the hanging wall of the Husky Fault. Mineralization was encountered at the contact between units 3 and 4 of the Hanson Creek Formation. Highlights of intercepts included Z70590 with 70 feet (21.3 meters) of 0.210 ounces of gold per ton (opt) or 7.20 grams of gold per tonne (gpt), Z70591 with 45 feet (13.7 meters) of 0.303 opt (10.38 gpt), Z70593 with 55 feet (16.8 meters) of 0.288 opt (9.87 gpt) and Z70594 45 feet (13.7 meters) of 0.243 opt (8.33 gpt). Follow up core drilling was done in the late summer and resulted in additional intercepts including SR-134 with 47.5 feet (14.5 meters) of 0.281 opt (9.63 gpt) and SR-135 with 69 feet (21 meters) of 0.213 opt (7.30 gpt). This is immediately below an area that has been actively mined over the last couple of years.

Table 1. Zone 7 - Steer Resource

Drill Hole Number	From		To		Thickness		Grade
	ft	(m)	ft	(m)	ft	(m)	Opt	g/t
SR-134	250.5	76.4	298.0	90.8	47.5	14.5	0.281	9.63
SR-135	195	59.4	264	80.5	69	21.0	0.213	7.30
Z70590	185	56.4	255	77.7	70	21.3	0.210	7.20
Z70591	155	47.2	200	61.0	45	13.7	0.303	10.38
Z70592	120	36.6	145	44.2	25	7.6	0.287	9.84
Z70593	240	73.2	295	89.9	55	16.8	0.288	9.87
Z70594	200	61.0	245	74.7	45	13.7	0.243	8.33
Z70595	155	47.2	180	54.9	25	7.6	0.256	8.78
Z70590	185	56.4	255	77.7	70	21.3	0.210	7.20

Zone 5

During the summer several exploration holes were drilled from the 7166 Ramp in Zone 5 to test for possible extensions of known mineralization. One of these RC holes, Z53987, hit 35 feet (10.7 meters) of 0.735 opt (25.19 gpt). The hole bottomed in 0.500 opt (17.14 gpt) rock. Follow up drilling core resulted in SR-142 hitting 42 feet (12.8 meters) of 0.513 opt (17.58 gpt). These relatively flat holes will be followed up with additional underground core and surface RC holes to determine the thickness of the mineralization.

Drifting to establish a secondary escape to the Saval 3 pit encountered several feet of mineralization in a basalt dike. This mineralization was tested with underground RC drilling from the 6942 Ramp. Significant results included Z54257 with 45 feet (13.7 meters) of 0.691 opt (23.68 gpt), Z54258 with 35 feet (10.7 meters) of 0.446 opt (15.28 gpt), and Z54259 with 35 feet (10.7 meters) of 0.664 opt (22.76 gpt). Additional core drilling from underground is underway to determine the extent of this mineralization.

Core drilling on the 7045 level in Zone 5 successfully extended the dike hosted mineralization an additional 40 feet (12.2 meters) to the east. Here, SR-143 intercepted 18 feet (5.5 meters) of 0.351 opt (12.03 gpt).

Table 2. Zone 5

Drill Hole Number	From		To		Thickness		Grade
	ft	(m)	ft	(m)	ft	(m)	Opt	g/t
SR-142	359	109.4	401	122.2	42	12.8	0.513	17.58
SR-143	143	43.6	161	49.1	18	5.5	0.351	12.03
Z53987	240	73.2	275	83.8	35	10.7	0.735	25.19
Z54252	45	13.7	60	18.3	15	4.6	0.385	13.20
Z54253	15	4.6	70	21.3	55	16.8	0.223	7.65
Z54256	25	7.6	40	12.2	15	4.6	0.222	7.61
Z54257	10	3.0	55	16.8	45	13.7	0.691	23.68
Z54258	10	3.0	45	13.7	35	10.7	0.446	15.28
Z54259	15	4.6	50	15.2	35	10.7	0.664	22.76

Assays from both surface exploration holes and from underground holes reported in this news release were by ALS Chemex, North Vancouver, B.C. and by the Company’s assay laboratory at the Jerritt Canyon Mine, using standard fire assay techniques. The Company’s Quality Assurance and Quality Control protocols are available in the Company’s NI 43-101 Technical Report dated May 1st, 2007 and available on www.sedar.com. Intercepts are reported as drilled.

True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. This News Release was reviewed and approved by the Company’s Executive Vice President-Exploration, Dorian L. (Dusty) Nicol, M.Sc., P.Geo., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Relations Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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     This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.